UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

etrials Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

29786P 10 3
(CUSIP Number)

with a copy to: James F. Verdonik, Esq. Daniels Daniels & Verdonik, P.A. 1822 N.C. Highway 54 East, Suite 200 Durham, North Carolina 27713 (919) 544-5444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

1.	Names of Reporting Person ROBERT BRILL I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Person Newlight Associates II, LP I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person Newlight Associates II (BVI), LP I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person Newlight Partners II-E, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person Newlight Partners II, Ltd. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person Newlight Associates II-E, LP I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person Newlight Partners II, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:

1,573,922 (Shared solely with other members of
the Group and includes all shares beneficially
owned by each member of the Group)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,573,922 (includes all shares beneficially owned by each member of the Group)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2%
14.	Type of Reporting Person (See Instructions): PN

ITEM 1.    SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

ITEM 2.    IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of the members of the “Newlight Group,” each of whose members are described below:

(1)     Newlight Associates II, LP, a limited partnership organized in Delaware (“Newlight II”).

(2)     Newlight Partners II, LLC, a limited liability company organized in Delaware (the “Newlight II General Partner”), which is the general partner of Newlight II.

(3)     Newlight Associates II (BVI), LP, a limited partnership organized in the British Virgin Islands (“Newlight II BVI”).

(4)     Newlight Partners II, Ltd, an International Business Company organized in the British Virgin Islands (the “Newlight II BVI General Partner”), which is the general partner of Newlight BVI.

(5)     Newlight Associates II - E, LP, a limited partnership organized in Delaware (“Newlight II-E”).

(6)     Newlight Partners II - E, LLC, a limited liability company organized in Delaware (the “Newlight II - E General Partner”), which is the general partner of Newlight Associates II - E.

(7)     Robert Brill, a General Partner of the Newlight II General Partner, a General Partner of the Newlight II BVI General Partner and a General Partner of Newlight II - E General Partner. Robert Raucci, a General Partner of the Newlight II General Partner, a General Partner of the Newlight II BVI General Partner and a General Partner of the Newlight II - E General Partner shares voting and dispositive power with Robert Brill.

The business address of each member of the Newlight Group is 500 North Broadway (Suite 144), Jericho, New York 11753. Robert Brill has been a member of the Board of Directors of the Issuer since February 9, 2006.

During the past five years, no member of the Newlight Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, no member of the Newlight Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each natural person in the Newlight Group is a citizen of the United States and each entity in the Newlight Group is organized in the jurisdictions set forth above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Newlight II acquired 66,139 shares of the Issuer in market purchases during December 2005 and January 2006 for $361,676 from its working capital. In addition, stock option grants to Robert Brill for 34,178 shares (of which 6,835 were exercisable at or within 60 days after February 20, 2006) of the Issuer that were assumed by the Issuer in connection with the Merger after option grants were made by the Issuer’s subsidiary for his service as a Director are held by Mr. Brill for the benefit of Newlight II.

Newlight II BVI acquired 23,220 shares of the Issuer in market purchases during December 2005 and January 2006 for $127,023 from its working capital. In addition, stock option grants to Robert Brill for 11,999 shares (of which 2,400 were exercisable at or within 60 days after February 20, 2006)of the Issuer that were assumed by the Issuer in connection with the Merger after option grants were made by the Issuer’s subsidiary for his service as a Director are held by Mr. Brill for the benefit of Newlight II BVI.

Newlight II - E acquired 10,641 shares of the Issuer in market purchases during December 2005 and January 2006 for $58,249 from its working capital. In addition, stock option grants to Robert Brill for 5,498 shares (of which 1,100 were exercisable at or within 60 days after February 20, 2006) of the Issuer that were assumed by the Issuer in connection with the Merger after option grants were made by the Issuer’s subsidiary for his service as a Director are held by Mr. Brill for the benefit of Newlight II - E.

The remaining shares of the Issuer held by members of the Newlight Group were received by Newlight II, Newlight BVI and Newlight II - E as a result of a merger on February 9, 2006 in which the Issuer acquired all the stock of etrials Worldwide, Inc. (renamed etrials, Inc. after the Merger and referred to as “Subsidiary”) and in which the Issuer subsequently changed its name to etrials Worldwide, Inc. They acquired the securities of the Subsidiary prior to the merger from their working capital as follows:

Name	Price paid to Subsidiary	Number of Shares	Number of Warrants
Newlight II	$1,325,445	620,117 shares	Warrants for 347,900 shares
Newlight II BVI	$465,329	217,706 shares	Warrants for 122,138 shares
Newlight II-E	$213,226	99,759 shares	Warrants for 55,967 shares

ITEM 4.    PURPOSE OF TRANSACTION

Each member of the Newlight Group acquired the securities referred to above in Item 3 for investment purposes.

Each member of the Newlight Group may acquire additional securities from time to time in the open market or in private transactions.

At the date of this Statement, except as set forth in this Statement, and consistent with Robert Brill’s position as a member of the Board of Directors of the Issuer, none of the members of the Newlight Group has any plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer's business or corporate structure;

(g)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

The exceptions to the foregoing statements are (i) a Voting Agreement, (ii) the $7.00 Trigger Provisions, (iii) the Escrow Indemnification Provisions, and (iv) Lock-up Agreement, all as described below. Set forth below is a summary of these provisions. The agreements containing these provisions are listed in Item 7 of this Schedule and are incorporated herein by reference.

Voting Agreement

Members of the Newlight Group and other stockholders of the Issuer, entered into a voting agreement dated as of August 22, 2005. The voting agreement provides that each party must vote for the respective designees of two groups of shareholders as directors of the Issuer until immediately following the election that will be held in 2007. The Issuer is obligated to provide for its Board of Directors to be comprised of seven members and to enable the election to the Board of Directors of the persons designated by the parties to the voting agreement.

$7.00 Trigger Provisions

Of the shares issued to members of the Newlight Group in the Merger, 160,229 shares have been placed in escrow and will not be released unless and until prior to February 19, 2008 over a 20 consecutive trading day period (i) the weighted average price of the Issuer’s Common Stock is $7.00 or more, and (ii) the average daily trading volume is at least 25,000 shares (“$7.00 Trigger”). If the $7.00 Trigger is not met, these shares will be cancelled.

Escrow Indemnification Provisions

As the sole remedy for the obligation of the former stockholders of the Subsidiary to indemnify and hold harmless the Issuer for any damages, whether as a result of any third party claim or otherwise, and which arise as a result of or in connection with the breach of representations and warranties and agreements and covenants of etrials, for a period of eighteen months, 10% of the shares of Common Stock issued to the members of the Newlight Group upon consummation of the Merger are being held in escrow. These shares, or the “indemnification shares,” will be part of the shares held in escrow until the $7.00 Trigger (described above) is met; however, the indemnification shares will continue to be held in escrow for indemnification purposes even if the $7.00 Trigger is met within the first 18 months. Claims may be asserted once any damages exceed $200,000 and are indemnifiable only to the extent that damages exceed $200,000. Any indemnification payments shall be paid solely from the shares held back and shall be deemed to be an adjustment to the merger consideration. For purposes of satisfying an indemnification claim, shares of Issuer’s Common Stock will be valued at the average reported last sales price for the ten trading days ending on the last day prior to the day that the claim is paid.

Lock-Up Agreement

In addition to the 180-day restriction on the sale of shares of Issuer’s Common Stock issued in the Merger, the members of the Newlight Group have entered into a lock-up agreement that provides that they will not sell or otherwise transfer any of the shares of Common Stock of the Issuer that they received in the Merger (but not any shares issued on exercise of the warrants of the Issuer they received in the merger) until February 19, 2007, with 25% of the shares subject to the restriction to be released from the restriction six months after February 9, 2006, an additional 25% released from the restriction nine months after February 9, 2006 and 50% of the shares then subject to the restriction to be released from the restriction upon the redemption by the Issuer of the warrants issued to the public in its IPO. In addition, if any shares held by the Issuer’s insiders that were placed in escrow in connection with the IPO are released on an accelerated basis from such escrow (upon either liquidation of the Issuer or the consummation of a subsequent transaction resulting in stockholders of the Issuer having the right to exchange their shares for cash or other securities), the shares subject to the lock-up agreement will be released from the restrictions on the same accelerated schedule.

The shares of the Issuer received in the Merger beneficially owned by members of the Newlight Group are subject to the foregoing agreements as follows:

Name	Lock-up Shares	Escrow Indemnification Shares	Trigger Shares
Newlight II	620,117	62,012	105,976
Newlight II BVI	217,706	21,771	37,205
Newlight II-B	99,759	9,976	17,048

The number of Escrow Indemnification Shares is a subset of the number of Trigger Shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

At February 20, 2006 the members of the Newlight Group beneficially owned an aggregate of 1,573,922 shares of Common Stock of the Issuer, which constitutes approximately 12.2% of the Issuer's outstanding shares of Common Stock (based upon 12,346,360 shares of Common Stock outstanding as of February 9, 2006 as set forth in the Issuer's Report on Form 8-K filed on February 9, 2006 and including considering stock options and warrants of members of the Newlight Group to be outstanding but not considering warrants and stock options of persons who are not members of the Newlight Group to be outstanding. The beneficially-owned shares of members of the Newlight Group consist of issued and outstanding shares of Common Stock of the Issuer, outstanding warrants and outstanding stock as listed below.

The number of shares beneficially owned by each member of the Newlight Group include the following:

Name	Shares of Common Stock	Shares Issuable Upon Exercise of Warrants Exercisable at and within 60 days after Feb 20, 2006	Shares Issuable Upon Exercise of Options at and within 60 days after Feb 20, 2006	Totals
Newlight II	686,256	347,900	6,835	1,040,991
Newlight II BVI	240,926	122,138	2,400	365,464
Newlight II-E	110,400	55,967	1,100	164,467
Totals	1,037,582	526,005	10,335	1,573,922

In addition, 41,340 shares are subject to stock options of members of the Newlight Group, which are not exercisable within 60 days after February 20, 2006 and which are not deemed to be beneficially-owned by the Newlight Group on November 20, 2006.

The Newlight II General Partner beneficially owns all the shares beneficially owned by Newlight II.

The Newlight II BVI General Partner beneficially owns all the shares beneficially owned by Newlight II BVI.

The Newlight II-E General Partner beneficially owns all the shares beneficially owned by Newlight II-E.

Robert Brill, a General Partner of the Newlight II General Partners, the Newlight II BVI General Partner and the Newlight II-E General Partner, beneficially owns all the shares beneficially owned by any of the foregoing entities. Robert Raucci, a General Partner of the Newlight II General Partners, the Newlight II BVI General Partner and the Newlight II-E General Partner, shares voting and dispositive powers with Robert Brill and so shares beneficial ownership of all the shares beneficially owned by any of the foregoing entities.

During the past 60 days, each member of the Newlight Group effected the purchases in November and December 2005 as described in Item 3 above.

Warrants

The Issuer warrants issued to members of the Newlight Group in the merger are identical to those issued by the Issuer in its IPO. They are exercisable at $5.00 per share until February 11, 2008 and are redeemable by the Issuer if the price of the Issuer’s common stock equals or exceeds $8.50 per share for a specified period of time. In addition to the rights given to the holders of the Issuer warrants by the terms of the warrants, the members of the Newlight Group who hold the Issuer’s warrants (but, with certain exceptions, not their transferees) will have the contractual right, in the event of a redemption of the warrants, to pay the exercise price by a “cashless exercise” pursuant to a formula set forth in the merger agreement.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.     Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

2.     Amendment to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.10 of the Issuer's Amendment No. 1 to Current Report on Form 8-K dated October 31, 2005 and filed with the SEC on November 3, 2005).

3.     Amendment No. 2 to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.12 of the Issuer's Amendment No. 2 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).

4.     Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

5.     Joint Filing Agreement dated as of February 20, 2006 among Robert Brill, Newlight Associates II, LP, Newlight Associates, II (BVI), LP, Newlight Associates II-E, LP, Newlight Partners II, LP, Newlight Partners II (BVI), LP, and Newlight Partners II-E, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2006

/s/ Robert Brill
Robert Brill, Individually

Newlight Associates II, LP
By: Newlight Partners II, LP, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II (BVI), LP
By: Newlight Partners II (BVI), LP, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II-E, LP
BY: Newlight Partners II-E, LP, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II, LP

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II (BVI), LP
By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

BY: Newlight Partners II-E, LP

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

EXHIBIT 5
JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) on behalf of each such person.

Dated: February 20, 2006.

 /s/ Robert Brill
Robert Brill, Individually

Newlight Associates II, LP
By: Newlight Partners II, LP, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II (BVI), LP
By: Newlight Partners II (BVI), LP, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II-E, LP
BY: Newlight Partners II-E, LP, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II, LP

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II (BVI), LP

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

BY: Newlight Partners II-E, LP

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner